Criteo S.A.
32 rue Blanche
75009 Paris, France

October 4, 2016

BY EDGAR – CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re: Criteo S.A.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for Fiscal Quarter Ended June 30, 2016
Filed August 5, 2016
File No. 001-36153

Dear Mr. Spirgel:

Criteo S.A. (the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 7, 2016 with respect to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”). For your convenience, the comments from the comment letter are repeated here, followed by the Company’s responses and the paragraph numbering below corresponds to the numbering in the comment letter.

Form 10-K for Fiscal Year Ended December 31, 2015
Business
Our Clients, page 13

1. We note that you count specific brands or divisions within the same business as distinct clients so long as those entities have separately signed insertion orders with you. Please clarify whether your business is dependent upon a group of affiliated customers constituting an aggregate amount equal to 10 percent or more of your consolidated revenues. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no group of customers under common control or customers that are affiliates of each other constituting an aggregate amount equal to 10 percent or more of the Company's consolidated revenues, the loss of which would have a material adverse effect on the Company and its subsidiaries taken as a whole, as per Item 101(c)(1)(vii) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 65

2. We note that you changed your method to measure your clients’ sales and your clients’ post-click sales in 2015. Please discuss the reasons for and timing of the change in how you calculate these metrics. Explain how the changes have resulted in fewer client sales and post-click sales under the new method versus the prior method.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reason and timing for the change in the Company’s method of measurement was tied to the evolution of the Criteo Engine. The Company has refined the key optimization metrics for the Criteo Engine over time. In 2014, the Company rolled out changes for the Criteo Engine to optimize on conversion rates as opposed to click through rates only. Then, over the course of 2015, the Company started focusing increasingly on clients’ cost of sales as a key optimization metric for the Criteo Engine. The Company made this change to better align performance of the Criteo Engine with the ultimate objective of our clients, which is to optimize their cost of sales for the products for which they have engaged the Company to generate clicks.

The Company’s change in method to measure both clients’ sales and post-click sales in 2015 corresponded to this increasing focus on clients’ cost of sales. The Company’s measurements of client sales and post-click sales are based on data collected regarding purchases made by a certain portion of all visitors to clients’ digital properties. Under the new measurement method, data on purchases made by visitors is collected based on a range of clients’ cost of sales while previously data was collected based on a range of average order value. Under the new measurement method, the Company is taking a more conservative approach to the definition of the population of visitors to its clients’ digital properties and, as a result, the measurements of client sales and post-click sales are based on data collected from a smaller population of visitors than under the prior method. As a result, clients’ sales and post-click sales are lower under the new, stricter method of measurement than under the prior method.

Since the Company was reporting as a foreign private issuer during 2015 and not subject to quarterly reporting on Form 10-Q, it decided to present the measurements using this new methodology for the first time in its next required periodic report, which was its first Annual Report on Form 10-K for the year ended December 31, 2015.

3. We note your discussions throughout various earnings calls that you are making progress in the export business in China and that your data center in Shanghai is fully operational. We further note disclosure in your compensation discussion and analysis that the board of directors considered the strong momentum in the company’s Chinese export business when assessing whether the company achieved its functional goals for purposes of the executive bonus plan. Please consider enhancing your MD&A to provide investors with updates on the progress of your export and domestic business in China. Please also consider expanding risk factor disclosure regarding operational and regulatory challenges related to your expansion into China.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company's operations in China are not currently material to the Company's business. For the year ended December 31, 2015 and the six months ended June 30, 2016, China represented 1.5% and 2.8%, respectively, of the Company's consolidated revenue, including revenue generated from the Company’s export and domestic business. Notwithstanding the above, the Company believes that the Chinese market represents a meaningful opportunity for the Company and, as a result, expanding operations in China in the long-term remains a top priority for the Company.

Management reviews the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and risk factor disclosure on an ongoing basis. We believe our existing risk factors currently cover the relevant risks related to our operations in China. We will continue to monitor trends related to our operations in China and will update accordingly statements made in our MD&A and the corresponding information that we convey orally on our earnings calls should the Company’s operations in China become material to its business.

Note 17. Nature of Expenses Allocated to Cost of Revenue, page F-38

4. We note on page 68 that salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs accounted for a significant portion of your operating expenses. We further note in your disclosure on page 6 that you have over 700 professionals dedicated to operating and constantly enhancing your technology platform. However, as indicated on page F-38, cost of revenue does not include the costs of such personnel, nor their efforts towards customized client solutions, but only the costs of the data center equipment and hosting services infrastructure that they operate. Please tell us why such personnel costs incurred to generate revenue are not included in cost of revenue.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 700 professionals disclosed on page 6 of the Form 10-K refers to employees in various departments of the Company. As of December 31, 2015, this figure of 700 professionals included the Company’s entire Research and Development department, which was comprised of approximately 400 employees, as well as the Technical Solutions, Business Intelligence and Creative Services teams which belong to the Company’s Sales and Operations department and are reported as such in the Form 10-K.

The Company takes a multidisciplinary approach to its Research and Development function whereby its employees are focused holistically on continuously enhancing the Company’s technology and improving the performance of the standardized solution it delivers (versus customized solutions delivered on a client-by-client basis). The organization of the Research and Development department is centralized, with none of its employees solely dedicated to revenue-generating activities. As a result, the Company has decided to fully allocate the costs of such personnel to “Research and Development expenses,” as opposed to “Other cost of revenue,” as this more appropriately reflects our internal organization and resource allocation as well as the nature of those costs.

The Technical Solutions, Business Intelligence and Creative Services teams, which also contribute to continuously improving the performance of the Company’s standardized solution, are not directly dedicated to revenue-generating activities but support the sales and account management efforts across the Company's various geographic regions. As a result, the costs of such personnel are fully allocated to “Sales and operations expenses,” as opposed to “Other cost of revenue.”

In addition, the Company advises the Staff that it does not build and operate its own data centers. Rather, the Company relies on third parties to provide hosting and managed services, as well as to manage the Company’s physical equipment located in such data centers. Accordingly, the Company does not have personnel dedicated to the daily operations of hosting infrastructure and data center physical equipment.

The Company advises the Staff that it will clarify its disclosure in this respect in its periodic reports going forward, in particular to: (i) remove the reference to the 700 professionals, as such reference may create confusion regarding the role of such employees, and (ii) include additional disclosure under the heading “Cost of Revenue” in the “Operating Results” section of its MD&A to clarify that none of its Research and Development employees are solely dedicated to revenue-generating activities and that the Company does not build or operate its own data centers.

Form 10-Q for Fiscal Quarter Ended June 30, 2016
Revenue, pages 29 and 30

5. During your first quarter earnings call, you attributed a significant portion of your revenue growth to your in-app mobile business and dynamic product ads, much of it driven by Facebook. Considering that in late May Facebook announced that it was shuttering its FBX ad exchange, on which you deliver targeted e-commerce ads for your clients, tell us and disclose how this will impact your future revenue growth. In this regard, we note that you reiterated your financial outlook for fiscal year 2016 as provided on February 10, 2016 during your second quarter earnings call.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company was not surprised by Facebook’s announcement regarding the closure of the Facebook Exchange in late May 2016, given that the Facebook Exchange only works in a desktop environment and mobile now represents over 80% of Facebook’s advertising revenue. The Company took the potential closure and resulting declining revenue from this inventory source into account when setting and communicating its financial outlook for fiscal year 2016 on February 10, 2016. For the three months ended June 30, 2016, Facebook overall, including the Facebook Exchange and dynamic ads, represented a mid-single digit share of the Company’s consolidated revenue, with the Facebook Exchange representing less than 20% of that overall Facebook share of the Company’s business. When the Company reiterated its financial outlook for fiscal year 2016 on August 2, 2016, it had taken the closure of the Facebook Exchange into account.

Please be advised that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, kindly contact the Company’s General Counsel, Nicole Kelsey, at +33 (0) 1 75 87 41 68, or the undersigned at + 33 (0) 1 76 21 22 05.

Sincerely,

By:	/s/ Benoit Fouilland
Name:	Benoit Fouilland
Title:	Chief Financial Officer